Exhibit 99.3

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

Consolidated Financial Statements

For the year ended December 31, 2016

Report of Independent Auditors

The Board of Directors and Shareholders of Crystal Orange Hotel Holdings Limited

        We have audited the accompanying consolidated financial statements of Crystal Orange Hotel Holdings Limited, which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in shareholders' deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crystal Orange Hotel Holdings Limited at December 31, 2016, and the consolidated results of its operations and its cash flows for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP
Beijing, the People's Republic of China
July 20, 2017
Except for Note 17, as to which the date is
October 26, 2017

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

	Notes	December 31 2016
		US$
ASSETS
Current assets:
Cash		43,271,692
Accounts receivable, net of nil allowance for doubtful accounts as of December 31, 2016	3	3,163,018
Consumables		869,881
Prepayments, deposits and other receivables	4	4,834,189
Deferred tax assets	12	912,707

Total current assets		53,051,487

Non-current assets:
Property and equipment, net	5	110,527,996
Deferred tax assets	12	7,645,848
Rental deposits	4	7,412,124
Sublease receivables	4	243,336

Total non-current assets		125,829,304

TOTAL ASSETS		178,880,791

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	6	255,423
Accrued expenses and other liabilities	7	20,627,769
Income tax payable		5,089,351
Deferred revenue		630,237

Total current liabilities		26,602,780

Non-current liabilities:
Deferred revenue		3,368,392
Deferred rent	7	19,788,587
Other non-current liabilities	7	890,783

Total non-current liabilities		24,047,762

Total liabilities		50,650,542

Commitments and contingencies	16

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

	Notes	December 31 2016
		US$
Mezzanine equity	8
Series A convertible preferred shares(par value of US$0.1 per share; 48,247,761 shares authorized as at December 31, 2016, 23,787,878 shares issued and outstanding as at December 31, 2016; liquidation value was US$0.5 per share)		31,739,000
Series B convertible preferred shares(par value of US$0.1 per share; 11,224,124 shares authorized as at December 31, 2016, 9,224,124 shares issued and outstanding as at December 31, 2016; liquidation value was US$0.5 per share)		12,336,000
Series C convertible preferred shares(par value of US$0.1 per share; 15,100,825 shares authorized as at December 31, 2016, 15,100,825 shares issued and outstanding as at December 31, 2016; liquidation value was US$1.61per share)		20,983,000
Series D convertible preferred shares(par value of US$0.1 per share; 60,510,992 shares authorized as at December 31, 2016, 60,510,992 shares issued and outstanding as at December 31, 2016; liquidation value was US$2.51 per share)		101,279,000

Total mezzanine equity		166,337,000

Shareholders' deficits:
Ordinary shares	8	—
Additional paid-in capital		6,314,989
Accumulated other comprehensive loss		(8,442,647)
Accumulated losses		(36,673,298)

Total Crystal Orange Hotel Holdings Limited shareholders' deficit		(38,800,956)

Non-controlling interests		694,205

Total deficit		(38,106,751)

TOTAL LIABILITIES, MEZZANINE AND EQUITY (DEFICIT)		178,880,791

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	Year Ended December 31, 2016
		US$
Revenues
Room, food and beverage revenue		128,318,308
Franchise fees		8,864,875
Membership card		527,103
Sublease revenue		2,197,859
Other		1,911,135

Total Revenue		141,819,280

Business tax and related surcharge		(2,552,211)

Net revenue		139,267,069

Costs and operating expenses
Cost of revenue	10	(102,660,199)
Sales and marketing expenses		(6,380,880)
General and administrative expenses		(14,391,196)

Total costs and operating expenses		(123,432,275)
Income from operations		15,834,794

Interest income		634,322
Other expenses, net	11	(1,142,118)

Income before income tax expenses		15,326,998
Income tax expenses	12	(5,590,066)

Net income		9,736,932

Net income (loss) attribute to:
Crystal Orange Hotel Holdings Limited		9,855,559
Non-controlling interests		(118,627)

		9,736,932

Other comprehensive loss, net of tax:
Foreign currency translation adjustment, net of nil tax		(8,187,963)
Total other comprehensive loss, net of tax		(8,187,963)

Total comprehensive income		1,548,969

Total comprehensive income (loss) attributable to:
Crystal Orange Hotel Holdings Limited		1,667,596
Non-controlling interests		(118,627)

		1,548,969

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

	Attributable to Crystal Orange Hotel Holdings Limited
	Ordinary shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Losses	Non-controlling Interests
							Total
	Number of Shares
		Amount	Amount	Amount	Amount	Amount	Amount
		US$	US$	US$	US$	US$	US$
Balance at January 1, 2016	1	—	3,845,509	(254,684)	(46,528,857)	—	(42,938,032)
Share-based compensation	—	—	2,469,480	—	—	—	2,469,480
Net income	—	—	—	—	9,855,559	(118,627)	9,736,932
Capital contribution from non-controlling interests	—	—	—	—	—	812,832	812,832
Foreign currency translation adjustments, net of nil tax	—	—	—	(8,187,963)	—	—	(8,187,963)

Balance at December 31, 2016	1	—	6,314,989	(8,442,647)	(36,673,298)	694,205	(38,106,751)

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Year Ended December 31, 2016
		US$
Cash flows from operating activities
Net income		9,736,932
Adjustments to reconcile net income to net cash from operating activities:
Loss on disposal of property, plant and equipment, net		436,141
Depreciation of property and equipment		19,653,442
Share-based compensation expenses	9	2,469,480
Deferred income tax		(2,457,543)
Changes in operating assets and liabilities:
Consumables		(273,384)
Prepayments, deposits and other receivables		(985,244)
Rental deposits		18,106
Accounts receivable		(1,055,886)
Deferred rent		5,039,163
Accrued expenses and other liabilities		939,418
Deferred revenue		952,859
Accounts payable		199,453
Income tax payable		3,327,791
Other non-current liabilities		324,603

Net cash provided by operating activities		38,325,331

Cash flow from investing activities
Acquisition of property and equipment		(33,934,899)

Net cash used in investing activities		(33,934,899)

Cash flow from financing activities
Capital Injection from non-controlling Interests		812,832

Net cash provided by financing activities		812,832

Effect of exchange rate changes on cash		(2,653,616)
Net change in cash		2,549,648
Cash at beginning of the year		40,722,044

Cash at end of the year		43,271,692

Supplemental disclosures of cash flow information:
Income tax paid		4,888,928

Non-cash transactions:
Acquisition of property and equipment included in accrued expenses and other payables		6,596,861

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. PRINCIPAL ACTIVITIES AND ORAGNIZATION

Principal Activities

        Crystal Orange Hotel Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") are principally engaged to develop, lease, operate and manage chain hotels under the Orange Hotel brand in the People's Republic of China ("PRC") primarily through Orange Hotel Management (China) Company Limited, Beijing Seven Days Holiday Limited and Beijing Crystal Orange Hotel Management Consulting Company Limited. The Group leases real estate properties on which it develops and operates hotel (referred to as "leased-and-operated hotel').

Organization

        The Company was incorporated in the British Virgin Islands on March 16, 2006 as an exempted company with limited liability. The Company is an investment holding company. Details of the Company's subsidiaries as of December 31, 2016 are as follows:

Companies	Date of Establishment	Place of Establishment	Percentage of Ownership by the Company	Principal Activities
Orange Hotel Hong Kong Limited ("Orange HK")	April 27, 2007	Hong Kong	100%	Investment
Beijing Orange Times Technical Limited ("Orange Times")	October 30, 2006	PRC	100%	Technical Consultation
Orange Hotel Management (China) Company Limited ("Orange China")	March 30, 2006	PRC	100%	Develop, lease, operate and manage chain hotels
Beijing Seven Days Holiday Hotel Limited ("Seven Days Holiday")	July 30, 2006	PRC	100%	Develop, lease, operate and manage chain hotels
Beijing Crystal Orange Hotel Management Consulting Company Limited ("Crystal Orange")	October 27, 2011	PRC	100%	Develop, lease, operate and manage chain hotels
Beijing Crystal Orange Hotel Management Company Limited	November 18, 2014	PRC	100%	Develop, lease, operate and manage chain hotels
Beijing Orange Times Management Company Limited	May 28, 2015	PRC	100%	Develop, lease, operate and manage chain hotels
Shanghai Orange Nest Apartment Management Co., Ltd.	October 23, 2015	PRC	100%	Develop, lease, operate and manage chain hotels
Hefei Jucheng Hotel Management Consulting Co., Ltd.	February 24, 2016	PRC	70%	Develop, lease, operate and manage chain hotels

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

Basis of Consolidation

        The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All inter-company balances and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign Currency

        The functional and reporting currency of the Company is the United States Dollars ("US dollar"). The functional currency of Orange HK is US dollar. The functional currency of the Company's subsidiaries in PRC is Renminbi ("RMB"). Subsidiaries in PRC use the average exchange rate and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Foreign currency translation gains or losses are accumulated within other comprehensive income or loss as a separate component of shareholder's equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Foreign currency gains and losses are included in other expenses, net.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

        Management evaluates estimates, including those related to the useful lives for depreciation/ amortization periods of property and equipment, collectability of accounts receivable, accruals for customer reward program, the fair value of the Company's ordinary and preferred shares, share- based compensation, average life of membership card, and the realization of deferred taxes. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

Cash

        Cash is stated at cost, which approximates fair value, and primarily consist of cash on hand, bank deposits that are unrestricted as to withdrawal and use.

        The Group holds its cash in major financial institutions that management believes are of high credit quality.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when collection efforts have ceased. As of December 31, 2016, no allowance was provided for accounts receivable.

Consumables

        The Group purchases consumables mainly for the operations of lease-and-operated hotels.

        The Group's consumables include fabrics, such as towels and beddings, and household utensils, which need to be renewed periodically. Consumables are amortized over their estimated useful lives, generally one year, from the time they are purchased.

Property and equipment

        Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation or amortization is calculated on a straight line basis over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Category	Estimated useful life	Residual value
Leasehold improvements	5 - 20 years	—
Machinery and equipment	5 - 10 years	5%
Furniture, fixtures, and office equipment	3 - 5 years	5%

        Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets, if any, are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statement of comprehensive income.

Construction in progress

        Construction in progress represents leasehold improvements under construction or installation and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to property and equipment and depreciation commences when the asset is ready for its intended use.

Impairment of Long-lived Assets

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-lived Assets (Continued)

prices are not readily available for the long-lived assets. No impairment charges have been recorded in the period presented.

Accruals for customer reward program

        The Group invites its customers to participate in a customer loyalty reward program. The membership has unlimited life. Members enjoy favorable treatment such as discounts on room rates and accumulation of membership points for their paid stays.

        Under incremental cost approach, the estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as accruals for customer reward program as members accumulate points and recognized as sales and marketing expenses in the accompanying statement of comprehensive income. As members redeem awards, the provision is reduced correspondingly.

        As of December 31, 2016, the accruals for customer reward program based on the estimated liabilities under the customer reward program amounted to US$312,637.

Deferred revenue

        Deferred revenue is derived from cash received for membership fees and franchise fee.

Revenue recognition

        In accordance with Accounting Standards Codification ("ASC") subtopic 605-25 ("ASC 605-25"), Revenue Recognition: Multiple—Deliverable Revenue Arrangements, for arrangements that include multiple deliverables, the Group would evaluate all the deliverables in the arrangement to determine whether they represent separate units of accounting. For the arrangements with deliverable items to be considered a separate unit of accounting, the Group allocates the total consideration of the arrangements based on their relative price, with the price of each deliverable determined using vendor-specific objective evidence ("VSOE") of price, and recognizes revenue as each service deliverable is provided.

        Revenue is primarily derived from hotel operations, including the rental of rooms and food and beverage sales. Revenue is recognized when rooms are occupied and food and beverages are sold. Sublease rental revenue is recognized on a straight-line basis over the contractual lease term.

        Revenue from franchised-and-managed hotel is derived from franchise agreements where the franchisees are required to pay (i) franchise fee, (ii) on-going management and service fees based on a percentage of the rooms revenue and (iii) hotel design fee.

        The franchise fee is recorded as deferred revenue when cash received and recognized as revenue during the franchising period.

        The ongoing management and service fees, normally 4% to 6% of the total revenue of the franchised hotel, are recognized monthly when the underlying revenue is recognized by the franchisees' operations. The system maintenance, support fee and central reservation system usage fee is recognized when services are provided.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

        The hotel design fee is recognized when services are provided.

        One-time fees from the regular membership of the Group's customer loyalty program are recognized on a straight-line basis over the expected membership term which is three years. Such term is estimated based on the Group's historical information on the customer behavior pattern. The Group continues to monitor its membership activity patterns and re-assesses average life of memberships at each reporting period to ensure estimate of revenue recognition period is reasonable.

Business tax and related surcharge

        The Group is subject to business tax, education surtax and urban maintenance and construction tax on the services provided in PRC before April 30, 2016. Business tax and related surcharge are based on revenue at applicable rate of 1.8% for the year ended December 31, 2016 and are recorded as a reduction of revenues.

Value Added Tax

        On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax ("VAT") reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of "cultural and creative services," are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance, or the MoF, and the State Administration of Taxation, or the SAT, issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Circular 37. The scope of certain modern services industries under the Circular 37 extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the MoF and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or Circular 106. Among the other things, Circular 106 abolished Circular 37, and refined the policies for the Pilot Program. On April 29, 2014, the MoF and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the MoF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. All of our entities (small-scale taxpayers are not included) were subject to VAT at the rate of 6% for services provided and 11% for rental income and small-scale taxpayers were subject to VAT at a base rate of 6% as of December 31, 2016.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

        Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

        Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. The Group records a valuation allowance against deferred tax assets, based on the weight of available evidence when it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

        The Group applies the provisions of ASC 740, Income Tax ("ASC 740"), in accounting for uncertainty in income taxes. ASC 740 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. As of and for the year ended December 31, 2016, the Company determined that it had no material unrecognized tax benefit and accordingly no material related interest and penalty.

Leases

        Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group had no capital leases as at December 31, 2016. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a case-by-case basis and are not included in the initial lease term.

Fair value measurements

        Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (Continued)

measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

        Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

        Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2016. Financial instruments include cash, restricted cash, accounts receivable and accounts payable. The carrying values of financial instruments which consist of cash, restricted cash, accounts receivable and accounts payable approximate their fair values due to their short-term maturities.

Employee benefits

        The full-time employees of the Group's PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that PRC subsidiaries of the Group to make contributions to the government for these benefits beyond the personal contribution made. The Group has no legal obligation for the benefits beyond the contributions. The employee benefits were expensed as incurred.

Share-based compensation

        The Group applies ASC 718, Compensation—Stock Compensation, in connection with its share-based compensation related to employees. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company's grants of share-based awards to employees were classified as equity awards and are recognized in the financial statements based on their grant date fair values, less expected forfeitures, over the requisite service period, which is generally the vesting period. The Group estimates the fair value of each equity award on the date of grant using the Binomial option pricing model and recognizes the related share based compensation expense on the straight-line method for all share-based awards with no performance conditions. Determining the fair value of share based awards

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based compensation (Continued)

requires judgment, including estimating the risk free interest rate, expected volatility, expected dividends, and exercise multiples. For awards with performance conditions, such as qualified public offering, compensation cost is recognized when qualified public offerings is consumed.

        The Group applies ASC 505-50, Equity-Based Payments to Non-Employees, in connection with its share-based compensation related to non-employees. In accordance with ASC 505-50, share based compensation expense related to non-employees is measured at the date at the earlier of the following dates: a) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, b) the date at which the counterparty's performance is complete based on the fair value of the equity award and is recognized as expense. The Group estimates the fair value of each equity award on the date of the completion of performance using the Binomial option pricing model and recognizes the related share based compensation expense.

        Risk Free Interest Rate: the Group bases the risk free interest rate on the implied yield currently rates of US dollar denominates bond issued by the Chinese government with a remaining term equivalent to the estimated life of the share based awards. Where the expected term of the Company's share based awards does not correspond with the term for which an interest rate is quoted, the Company performs a straight line interpolation to determine the rate from the available term maturities.

        Expected Volatility: the Company's volatility factor is estimated using comparable public Company volatility for similar option terms.

        Expected Dividends: the Company has never paid cash dividends and has no present intention to pay cash dividends in the future, and as a result, the expected dividends are zero.

Recently issued accounting pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASC 606, Revenue from Contracts with Customers. ASC 606 provide accounting guidance for all revenue arising from contracts with customers and affect all entities that enter into contracts to provide goods or services to their customers. ASC 606 outline the principles an entity must apply to measure and recognize revenue and the related cash flows. The core principle is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in the standards will be applied using the following five steps:

  •
  Identify the contract(s) with a customer;

  •
  Identify the performance obligations in the contract;

  •
  Determine the transaction price;

  •
  Allocate the transaction price to the performance obligations in the contract;

  •
  Recognize revenue when (or as) the entity satisfies a performance obligation.

        In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02 ("ASU 2016-02"), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently issued accounting pronouncements (Continued)

at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for nonpublic companies for annual reporting periods beginning after December 15, 2018, and interim periods within those years beginning after December 15, 2019. Early adoption is permitted. The Group is currently in the process of evaluating the impact of the adoption of ASU2016-02 on our consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-07 ("ASU 2016-07"), which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group is in the process of evaluating the impact of this ASU on the consolidated financial statements.

        In March 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-08 ("ASU 2016-08"), which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Group is in the process of evaluating the impact of this ASU on the consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-09 ("ASU 2016-09"), which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For nonpublic entities, the ASU is effective for annual reporting periods beginning after December 15, 2017, including interim periods within annual reporting periods beginning after December 15, 2018. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The Group is in the process of evaluating the impact of this ASU on the consolidated financial statements.

        In August, 2016, the FASB issued ASU No. 2016-15 ("ASU 2016-15"), which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The primary purpose of the ASU is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. The ASU's amendments add or clarify guidance on eight cash flow issues, including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently issued accounting pronouncements (Continued)

effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. For nonpublic business entities, this ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Group is in the process of evaluating the impact on the consolidated financial statements.

        In October, 2016, the FASB issued ASU No. 2016-16 ("ASU 2016-16"), which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU, which is part of the Board's simplification initiative, is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property. For nonpublic business entities, the ASU is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted for all entities as of the beginning of a fiscal year for which neither the annual or interim (if applicable) financial statements have been issued or made available for issuance. The Group does not expect the adoption of this ASU will have significant impact on the consolidated financial statements.

        In November 2016, the FASB issued ASU No. 2016-18 ("ASU 2016-18"), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires companies to include amounts generally described as restricted cash in cash when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for nonpublic business entities for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. The Group is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

3. ACCOUNTS RECEIVABLE, NET OF NIL ALLOWANCE

        Accounts receivable, net consisted of the following:

December 31, 2016
US$
Accounts receivable	3,163,018
Less: allowance for doubtful accounts	—

Accounts receivable, net	3,163,018

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

        Prepayments, deposits and other receivables consist of the following:

December 31, 2016
US$
Current portion:
Prepayments for rental expense	480,049
Prepayment for utilities expense	1,316,739
Advances to employees	697,452
Advance to suppliers	414,881
Interest receivables	90,369
Advances to the proprietor	432,464
Prepaid tax	476,453
Other current assets	925,782

4,834,189
Non-current portion:
Rental deposits	7,412,124
Sublease receivables	243,336

7,655,460
Total prepayments, deposits and other receivables	12,489,649

5. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consists of the following:

December 31, 2016
US$
Leasehold improvements	146,717,465
Machinery and equipment	14,146,055
Furniture, fixtures and office equipment	11,678,844
Construction in progress	16,055,345

188,597,709
Less: Accumulated depreciation and amortization
Leasehold improvements	(64,489,343)
Machinery and equipment	(13,525,412)
Furniture, fixtures and office equipment	(54,958)

(78,069,713)
Total property and equipment, net	110,527,996

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. PROPERTY AND EQUIPMENT, NET (Continued)

        The total depreciation expense on property and equipment for fiscal year ended December 31, 2016 was approximately US$19,653,442. Additions of property and equipment for the year ended December 31, 2016 were US$3,737,919. The Group recognized impairment loss on fixed assets of nil for the year ended December 31, 2016. The Group's property and equipment are not under any restriction.

6. ACCOUNTS PAYABLE

        Accounts payable, net consisted of the following:

December 31, 2016
US$
Accounts payable	255,423

7. ACCRUED EXPENSES AND OTHER LIABILITIES

        Accrued expenses and other liabilities consisted of the following:

December 31, 2016
US$
Current Portion:
Accrued payable on construction of leasehold improvement	6,596,861
Accrued salaries and welfare payable	2,765,665
Advance from franchisees	6,013,391
Accruals for utilities expenses	915,756
Accrued social insurance	848,737
Consulting fee	851,444
Accrued expenses for customer reward program	312,637
Accrued commission fees	318,767
Accrued rental expenses	586,697
Others	1,417,814

20,627,769
Non-current Portion:
Deferred rent	19,788,587
Others	890,783

20,679,370
Total accrued expenses and other liabilities	41,307,139

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. CONVERTIBLE PREFERRED SHARES AND ORDINARY SHARES

Ordinary Shares Reserved for Future Issuance

        The Company has reserved the following shares of ordinary shares for issuance on December 31, 2016, in connection with the following:

December 31, 2016
Shares
Conversion of Series A convertible preferred share	23,787,878
Conversion of Series B convertible preferred share	9,224,124
Conversion of Series C convertible preferred share	15,100,825
Conversion of Series D convertible preferred share	60,510,992
Ordinary share options outstanding	30,228,450
Ordinary share options available for future grant under stock option plans	76,026

138,928,295

Convertible Preferred Shares

        Under the Company's amended articles of incorporation, the Company's board of directors are authorized to determine the rights, preferences, and terms of each series of preferred shares. At December 31, 2016 the amounts, terms, and liquidation values of Series A, B, C and D convertible preferred share ("Preferred Share") are as follows:

        The Company issued Preferred Share as follows:

		Liquidation Preference
	Shares Outstanding
Series		Per Share	Total
		US$	US$
A	23,787,878	0.50	11,893,939
B	9,224,124	0.50	4,612,062
C	15,100,825	1.61	24,312,328
D	60,510,992	2.51	151,882,590

	108,623,819		192,700,919

        All the series are collectively called the Preferred Shares. The preferred shares were accounted as mezzanine equity. Key terms of the Preferred Share as of December 31, 2016, are as follows:

Redemption

        The Preferred Shares are not redeemable except for liquidation events.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. CONVERTIBLE PREFERRED SHARES AND ORDINARY SHARES (Continued)

Conversion

Optional Conversion

        Any Preferred Share may, at the option of the holders thereof, be converted at any time after the date of issuance of such Preferred Shares, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares based on the Applicable Conversion Price.

Automatic Conversion

        Each Preferred A Share shall automatically be converted, without the need for Shareholder consent, based on the Preferred A Conversion Price then in effect, without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares upon the earlier of (a) the closing of a Qualified Public Offering, or (b) the date specified by written consent or agreement of the holders of at least fifty percent (50%) of the then outstanding Preferred A Shares.

        Each Preferred B Share shall automatically be converted, without the need for Shareholder consent, based on the Preferred B Conversion Price then in effect, without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares upon the earlier of (a) the closing of a Qualified Public Offering, or (b) the date specified by written consent or agreement of the holders of at least fifty percent (50%) of the then outstanding Preferred B Shares.

        Each Preferred C Share shall automatically be converted, without the need for Shareholder consent, based on the Preferred C Conversion Price then in effect, without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares upon the earlier of (a) the closing of a Qualified Public Offering, or (b) the date specified by written consent or agreement of the holders of at least sixty-six point seven percent (66.7%) of the then outstanding Preferred C Shares.

        Each Preferred D Share shall automatically be converted, without the need for Shareholder consent, based on the Preferred D Conversion Price then in effect, without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares upon the earlier of (a) the closing of a Qualified Public Offering, or (b) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding Preferred D Shares.

Voting rights

        Each Preferred Share shall be entitled to the voting rights that would attach to the number of Ordinary Shares which would be issuable upon the exercise of the conversion rights attached to such Preferred Share as at the record date for the vote being conducted or, if no such record date is established, at the date such vote is taken or any written consent of Shareholders is solicited, including, without limitation, the right to receive notice of, attend, form a quorum and vote in person or by proxy at a general meeting of the Company (and the right to give written consent or pass written resolutions in connection therewith) and otherwise on all matters voted on by holders of Ordinary Shares as a class, voting together as a single class with the holders of Ordinary Shares.

Dividends Payment

        For each fiscal year, the Series A, Series B, Series C and Series D convertible preferred share shareholder has the right to a preferential dividend of 5%, 5%, 8% and 8%, respectively, of issuance

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. CONVERTIBLE PREFERRED SHARES AND ORDINARY SHARES (Continued)

Dividends Payment (Continued)

price of per share as and when a dividend in respect of the shares of Preferred Share is declared out of the legally distributable funds of the Group for such fiscal year. Up till December 31, 2016, no dividends have been declared or paid by the Company.

        The Preferred D Preferential Dividend shall be declared and paid in priority to any declaration or payment of distributable profits of the Company in respect of the Preferred C Shares, Preferred B Shares, Preferred A Shares and Ordinary Shares, and if the Preferred D Preferential Dividend has not been paid in full when due, the Company shall not pay any dividends or distributions on any Preferred C Shares, Preferred B Shares, Preferred A Shares or Ordinary Shares until such time as the Preferred D Preferential Dividend has been paid in full with respect to all amounts then due.

        The Preferred C Preferential Dividend shall be declared and paid in priority to any declaration or payment of distributable profits of the Company in respect of the Preferred B Shares, Preferred A Shares and Ordinary Shares, and if the Preferred C Preferential Dividend has not been paid in full when due, the Company shall not pay any dividends or distributions on any Preferred B Shares, Preferred A Shares or Ordinary Shares until such time as the Preferred C Preferential Dividend has been paid in full with respect to all amounts then due.

        The Preferred B Preferential Dividend shall be declared and paid in priority to any declaration or payment of distributable profits of the Company in respect of the Preferred A Shares and Ordinary Shares, and if the Preferred B Preferential Dividend has not been paid in full when due, the Company shall not pay any dividends or distributions on any Preferred A Shares or Ordinary Shares until such time as the Preferred B Preferential Dividend has been paid in full with respect to all amounts then due.

        The Preferred A Preferential Dividend shall be declared and paid in priority to any declaration or payment of distributable profits of the Company in respect of the Ordinary Shares, and if the Preferred A Preferential Dividend has not been paid in full when due, the Company shall not pay any dividends or distributions on any Ordinary Shares until such time as the Preferred A Preferential Dividend has been paid in full with respect to all amounts then due.

        As of December 31, 2016, no dividends had been declared by the Company on the Preferred Shares.

Liquidation preference

        In the event of (a) any liquidation, dissolution or winding up of the Group or (b) any sale transaction (collectively "liquidation event"), the assets of the Group available for distribution and proceeds received by the Group and the shareholders shall be distributed in the following order (after satisfaction of all creditors' claims and claims that may be preferred by applicable law of British Virgin Islands):

  (i)
  The holders of the Preferred D Shares shall be entitled to receive, for each Preferred D Share, prior and in preference to any distribution of any of the distributable assets to the holders of any other class or series of Shares of the Company, an amount equal to the sum of (A) the greater of (i) 150% of the Original Preferred D Issuance Price (subject to appropriate adjustment for share splits, share dividends, combinations, recapitalizations and similar events

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. CONVERTIBLE PREFERRED SHARES AND ORDINARY SHARES (Continued)

Liquidation preference (Continued)

    with respect to such shares) and (ii) such amount as would have been payable for the number of Ordinary Shares issuable upon conversion of one Preferred D Share had all of the Preferred Shares been converted into Ordinary Shares immediately prior to such liquidation event, plus (B) all declared but unpaid dividends on such Preferred D Share (collectively, the "Series D Preference Amount"). If upon the occurrence of a liquidation event, the distributable assets to be distributed among the holders of the Preferred D Shares shall be insufficient to permit the payment to such holders of the full Series D Preference Amount on a per share basis, then the entire distributable assets shall be distributed ratably among the holders of the Preferred D Shares in proportion to the Series D Preference Amount each such holder is otherwise entitled to receive on a per share basis.

  (ii)
  After distribution or payment in full, on a per share basis, of the Series D Preference Amount, the holders of the Preferred C Shares shall be entitled to receive, for each Preferred C Share, prior and in preference to any distribution of any of the remaining distributable assets to the holders of Preferred B Shares, Preferred A Shares and Ordinary Shares or any other class or series of Shares of the Company (other than the Preferred D Shares) by reason of their ownership of such Shares, an amount equal to the sum of (A) the greater of (i) 150% of the Original Preferred C Issuance Price (subject to appropriate adjustment for share splits, share dividends, combinations, recapitalizations and similar events with respect to such shares) and (ii) such amount as would have been payable for the number of Ordinary Shares issuable upon conversion of one Preferred C Share had all of the Preferred Shares been converted into Ordinary Shares immediately prior to such liquidation event, plus (B) all declared but unpaid dividends on such Preferred C Share (collectively, the "Series C Preference Amount"). If upon the occurrence of a liquidation event, the portion of the distributable assets to be distributed among the holders of the Preferred C Shares shall be insufficient to permit the payment to such holders of the full Series C Preference Amount on a per share basis, then such portion of the distributable assets shall be distributed ratably among the holders of the Preferred C Shares in proportion to the Series C Preference Amount each such holder is otherwise entitled to receive on a per share basis.

  (iii)
  After distribution or payment in full, on a per share basis, of the Series C Preference Amount, the holders of the Preferred B Shares shall be entitled to receive, for each Preferred B Share, prior and in preference to any distribution of any of the remaining distributable assets to the holders of Preferred A Shares and Ordinary Shares or any other class or series of Shares (other than the Preferred D Shares and Preferred C Shares) by reason of their ownership of such Shares, an amount equal to the sum of (A) the greater of (i) the Original Preferred B Issuance Price (subject to appropriate adjustment for share splits, share dividends, combinations, recapitalizations and similar events with respect to such shares) and (ii) such amount as would have been payable for the number of Ordinary Shares issuable upon conversion of one Preferred B Share had all of the Preferred Shares been converted into Ordinary Shares immediately prior to such liquidation event, plus (B) all declared but unpaid dividends on such Preferred B Share (collectively, the "Series B Preference Amount"). If upon the occurrence of a liquidation event, the portion of the distributable assets to be distributed among the holders of the Preferred B Shares shall be insufficient to permit the payment to such holders of the full Series B Preference Amount on a per share basis, then the entire

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. CONVERTIBLE PREFERRED SHARES AND ORDINARY SHARES (Continued)

Liquidation preference (Continued)

    assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred B Shares in proportion to the Series B Preference Amount each such holder is otherwise entitled to receive on a per share basis.

  (iv)
  After distribution or payment in full, on a per share basis, of the Series B Preference Amount, the holders of the Preferred A Shares shall be entitled to receive, for each Preferred A Share, prior and in preference to any distribution of any of the remaining distributable assets to the holders of Ordinary Shares or any other class or series of Shares (other than the Preferred D Shares, Preferred C Shares and Preferred B Shares) by reason of their ownership of such Shares, an amount equal to the sum of (A) the greater of (i) the Original Preferred A Issuance Price (subject to appropriate adjustment for share splits, share dividends, combinations, recapitalizations and similar events with respect to such shares) and (ii) such amount as would have been payable for the number of Ordinary Shares issuable upon conversion of one Preferred A Share had all of the Preferred Shares been converted into Ordinary Shares immediately prior to such liquidation event, plus (B) all declared but unpaid dividends on such Preferred A Share (collectively, the "Series A Preference Amount"). If upon the occurrence of a liquidation event, the portion of the distributable assets to be distributed among the holders of the Preferred A Shares shall be insufficient to permit the payment to such holders of the full Series A Preference Amount on a per share basis, then such portion of the distributable assets shall be distributed ratably among the holders of the Preferred A Shares in proportion to the Series A Preference Amount each such holder is otherwise entitled to receive on a per share basis.

  (v)
  After distribution or payment in full of the Series A Preference Amount, the remaining distributable assets, if any, shall be distributed to the holders of Ordinary Shares on a pro rata basis based on the number of Ordinary Shares held by each such holder.

        On May 11, 2006, January 23, 2008, May 6, 2008 and November 18, 2008, the Company entered into the preferred shares purchase agreements with its founders and external investors to issue 7,240,000, 10,860,000, 20,147,761 and 10,000,000 shares of Preferred A Shares for an aggregate consideration of US$24,123,881.

        On August 1, 2009 and April 10, 2010, the Company entered into the preferred shares purchase agreements with its creditors to convert the debts to 7,906,000 and 3,318,124 shares of Preferred B Shares for an aggregate consideration of US$5,612,062.

        On September 16, 2010, December 28, 2010 and January 31, 2011, the Company entered into the preferred shares purchase agreements with its founders and external investors to issue 4,646,408, 7,573,645 and 2,880,772 shares of convertible redeemable participating Preferred C Shares for an aggregate consideration of US$16,249,998. Meanwhile, the Company adopted the amended and restated memorandum and articles, pursuant to which, Preferred A Shares and Preferred B Shares are redeemable upon the occurrence of liquidation event.

        On May 22, 2012, pursuant to the Series D Preferred Share Subscription Agreement entered among the Company and an external investor, the Company issued 60,510,992 shares of Series D Preferred Shares with par value of US$0.1 each to the external investor at the price of US$1.6738 per share. On the meanwhile, the external investor entered into several share purchase agreements

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. CONVERTIBLE PREFERRED SHARES AND ORDINARY SHARES (Continued)

Liquidation preference (Continued)

(the "SPAs") with some of Series A & B shareholders (the "Selling Shareholders"), pursuant to which the Selling Shareholders sold to the Series D Investor, and the Series D Investor purchased from the Selling Shareholders 24,459,883 Series A Preferred Shares and 2,000,000 Series B Preferred Shares (the "Sale Shares") at the price at US$1.3417 for total consideration of US$35,500,456. The Sale Shares were redeemed by the Company at Completion in consideration for issuance of additional Preferred D Shares in the same number as the number of Sale Shares, which were issued to the Series D Investor simultaneously with such redemption. At the closing, the Company received net aggregate consideration of US$65,780,713.

        As the Series A Preferred Share, Series B Preferred Share, Series C Preferred Share and Series D Preferred Share are redeemable contingently upon the occurrence of a conditional event (i.e. a liquidation event), these preferred shares are reclassified to mezzanine equity.

        In accordance with 480-10-S99-3A, the Company remeasured the fair value of Series A, Series B, Series C preference share upon issuance of Series D Preferred Shares as following:

Equity Class	No. of Shares	Per Share Value	Total Value
			USD'000
Series A Preferred Share	23,787,878	1.33	31,739
Series B Preferred Share	9,224,124	1.34	12,336
Series C Preferred Share	15,100,825	1.39	20,983
Series D Preferred Share	60,510,992	1.67	101,279

			166,337

        Beneficial conversion features ("BCF") exist when the conversion price of the Convertible Preferred Shares is lower than the fair value of the ordinary share at the commitment date. Since the Convertible Preferred Shares are convertible from inception but contain conversion terms that change upon the occurrence of a future event, the contingent beneficial conversion feature is measured at the commitment date but not recognized until the contingency is resolved. The Company determined the fair value of the ordinary share with the assistance from an independent third party valuation firm. The Company is ultimately responsible for the determination of such fair value. On the respective issuance dates of the Convertible Preferred Shares (the respective commitment dates), the most favorable conversion price is greater than the fair value per ordinary share. Therefore, no BCF was recognized.

Ordinary Shares

        The Group issued one ordinary share with a par value of US$0.1 on the date of the establishment of the Group. As of December 31, 2016, there has been no change in activity since the inception date of the Company.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. SHARE-BASED COMPENSATION

Stock-Option Plans

        The Group adopted four stock options plans under which the Chief Executive Officer ("CEO") has the ability to grant options to employees, officers, directors, and consultants. The four plans were adopted on December 21, 2007, November 19, 2009, May 20, 2010, and March 2015, respectively. Under these four plans, the CEO may grant up to an aggregate of 1,600,000, 2,000,000, 11,268,000, and 15,436,476 of options, respectively. If an award expires, or is forfeited, or otherwise terminated without having been exercised or settled in full, the shares allocable to the unexercised portion of that award shall again become available for future grant. Options granted under the four plans generally vest over a period of 2 to 4 years and expire 10 years from the grant date. In 2016, the CEO granted an aggregate of 15,436,450 of options under the plan of 2015. The share option was divided to Group A and Group B. The 6,174,580 Options of Group A is subject to a requirement that the individual remain employed for four years to earn the award (i.e., vesting is subject to an explicit service condition), with no associated performance commitment. The 9,261,870 Options of Group B is subject to conditional vesting: After the consummation of the Qualified Public Offering, if the implied valuation of the Company as calculated based on the weighted average closing prices of the Company's equity securities on the relevant stock exchange is higher than the respective vesting price during the six-month trading period (the "Review Period") starting from the trading day following the expiry of the six-month period after the consummation of the Qualified Public Offering, then the corresponding number of the ordinary shares of the Company under the Option shall vest immediately after the end of the Review Period.

Share Based Compensation Expense

        Share-based compensation expense for share-based related to employee awards granted is based on the grant-date fair value in accordance with the provisions of ASC 718, Compensation—Stock Compensation.

        The fair value of the stock options granted to employees in 2007, 2009, 2010, 2014 and 2016 were estimated on the respective grant dates using the Binomial option pricing model with the following assumptions:

	2007	2009	2010	2014	2016
Dividend yield (%)	—	—	—	—	—
Annualized volatility	48.00%	54.00%	53.00%	44.29%	24% - 34%
Risk-free interest rate	4.22%	2.59%	2.12%	2.69%	1.04% - 2.25%
Exercise multiple	2.2 - 2.8	2.2 - 2.8	2.2 - 2.8	2.2 - 2.8	2.2 - 2.8

        The fair value of these options granted to non-employees was determined using the Binomial option pricing model and expensed upon the date at which the non-employees' performance is complete using the following assumptions:

2016
Dividend yield (%)	—
Annualized volatility	24% - 34%
Risk-free interest rate	1.04% - 2.25%
Exercise multiple	2.2

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. SHARE-BASED COMPENSATION (Continued)

Share Based Compensation Expense (Continued)

        Total share based compensation expense was classified in the consolidated statement of comprehensive income as follows:

2016
US$
Cost of revenue	218,800
Sales and marketing expenses	8,486
General and administrative expenses	2,242,193

Total	2,469,480

        No income tax benefit associated with share-based compensation expense was recognized in the consolidated statement of comprehensive income for the year ended December 31, 2016.

        A summary of the Company's share option activity under the plan adopted March 2015 for the year ended December 31, 2016 is as follows:

	Number of Options	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Life Years
		US$
Outstanding, January 1, 2016	14,820,000	0.21	5.38
Granted	15,436,450	1.67
Cancelled/Forfeited	(28,000)	1.05

Outstanding, December 31, 2016	30,228,450	0.95	6.91

Exercisable at December 31, 2016	13,657,743	0.16	3.19

        As of December 31, 2016, 76,026 shares were available for future grant under the Plan and approximately US$ 7,887,464 of unrecognized share compensation cost related to non-vested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of 2.2 years.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. COST OF REVENUE

        Cost of revenue consists of the followings

Year Ended December 31, 2016
US$
Rents	37,069,287
Depreciation and amortization	18,136,820
Personnel costs	21,928,811
Utilities and others	13,418,149
Consumables	7,401,544
Pre-opening expenses	4,705,588

102,660,199

        Pre-opening expenses are costs incurred prior to the commencement of operations of the Group's hotels. These costs relate to newly opened hotels which started in 2016. These costs are expensed as incurred.

11. OTHER EXPENSES

        Other expenses consists of the followings

Year Ended December 31, 2016
US$
Exchange loss	107,384
Bank charges	1,025,578
Others	9,156

1,142,118

12. INCOME TAXES

British Virgin Islands

        Under the current tax laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

        Orange HK was subject to Hong Kong profit tax at a rate of 16.5% on their assessable profits. No Hong Kong profit tax has been provided as the Orange HK did not have assessable profit the year presented.

PRC

        The Company's subsidiaries incorporated in PRC are subject to PRC Corporate Income Tax ("CIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Effective January 1, 2008, the Company's subsidiaries

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. INCOME TAXES (Continued)

PRC (Continued)

are subject to the Corporate Income Tax Law of the People's Republic of China (hereinafter "the new CIT Law") as approved by the National People's Congress on March 16, 2007, under which the corporate income tax rate applicable is 25%.

Composition of income tax expense

        Income (loss) before income taxes consists of:

Year Ended December 31, 2016
US$
PRC	17,805,353
Non-PRC	(2,478,355)

Total income before income tax expenses	15,326,998

        The current and deferred portion of income tax expense / (benefit) included in the consolidated statement of comprehensive income for the year ended December 31, 2016 were as follows:

Year Ended December 31, 2016
US$
Current income tax	8,047,609
Deferred income tax	(2,457,543)

Total income tax charge for the year	5,590,066

        Reconciliation between the effective income tax rate and PRC statutory income tax rate is as follows:

	Year Ended December 31, 2016
	US$	%
Income before income tax	15,326,998
Expected taxation at PRC statutory rate of 25%	3,831,750	25
Tax effect of other expenses that are not deductible in determining taxable profit	1,069,594	7
Effect of different tax rates in different jurisdictions	618,391	4
Change in valuation allowance	70,331	1

Total	5,590,066	36

Effective tax rate	36.47%

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. INCOME TAXES (Continued)

Composition of income tax expense (Continued)

        The tax effect of temporary differences that give rise to the deferred tax balances at December 31, 2016 are as follows:

December 31, 2016
US$
Current deferred tax assets:
Accruals for customer reward program	78,159
Deferred revenue	157,559
Accrued payroll and expense	676,989

Total current deferred tax assets	912,707
Less: valuation allowance	—

Current deferred tax assets, net	912,707

Non-current deferred tax assets:
Deferred rent	6,597,720
Tax losses carry forwards	624,588
Deferred revenue	842,098

Total non-current deferred tax assets	8,064,406
Less: valuation allowance	(345,137)

Less: non-current deferred tax liabilities	(73,421)

Non-current deferred tax, net	7,645,848

8,558,555

        As of December 31, 2016, the Group had applicable tax losses of US$2,660,691 carrying forward. As of December 31, 2016, US$260,990 will expire in 2017, US$239,915 will expire in 2018, US$188,184 will expire in 2019, US$250,571 will expire in 2020 and US$1,721,031 will expire in 2021.

        The Company did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries in 2016 on the basis of its intent to permanently reinvest foreign subsidiaries' earnings. As of December 31 2016, the total amount of undistributed earnings from the PRC subsidiaries for which no withholding tax has been accrued was RMB15.77 million (US$2.27 million). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

13. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

        Full time employees of the Group in PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees' salaries, subject to certain ceilings. The total contribution for such employee benefits were US$6,605,237 for the year ended December 31, 2016. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. STATUTORY RESERVES AND ACCUMULATED LOSSES

        Pursuant to the laws applicable to PRC's Foreign Investment Enterprises and local enterprises, the Company's entities in PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

        The Company's subsidiaries, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC statutory accounts. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriation to the statutory public welfare fund and discretionary surplus fund are made at the discretion of the Company.

        The appropriation to these reserves by the Group's PRC entities was US$ 2,273,316 for the year ended December 31, 2016.

15. RELATED PARTY TRANSACTION

        There was no significant related party transaction during the year ended December 31, 2016, and significant balances with related party was nil as of December 31, 2016.

16. COMMITMENTS AND CONTINGENCIES

(a) Non-cancelable operating leases commitments

        The Group has entered into lease agreements with third parties relating to leased-and-operated hotels that are classified as operating leases. For the year ended December 31, 2016, total rental expense for operating leases was US$43,340,729. The Group's future minimum operating lease payment under non-cancellable operating leases at the end of the reporting periods is as follows:

December 31, 2016
US$
2017	45,026,968
2018	45,319,246
2019	45,020,725
2020	44,442,886
2021 and thereafter	346,664,943

526,474,768

(b) Capital commitment

        As of December 31, 2016, the Group had contractual capital commitments of US$7,865,939 related to leasehold improvements.

CRYSTAL ORANGE HOTEL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. SUBSEQUENT EVENTS

(b) Capital commitment (Continued)

        We have evaluated subsequent events up to October 26, 2017, which is the date the consolidated financial statements are issued.

        On February 25, 2017, the shareholders of the Company and China Lodging Holdings (HK) Limited, a subsidiary of China Lodging Group, Limited which is a US listed company, entered the share purchase agreement, pursuant to which all the shares of the Company would be acquired by China Lodging Holdings (HK) Limited, with the consideration in cash of RMB3.65 billion. The closing date of equity transfer is May 25, 2017.

        On May 15, 2017, the Group and Quanming Enterprise Management Consulting Center entered the consulting services agreement in respect of the equity interest transfer of the Company, the consideration for consulting services included fixed fee of RMB5.91 million (US$0.88 million) and variable expense based on the certain percentage of the purchase consideration. The consulting fee was paid in May 2017 with amount of RMB174 million (US$25.91 million).

        On May 24, 2017, the Group signed cancellation option agreement with all option holders. The total amount of compensation for the options cancelled is about RMB41.19 million (US$6.13 million).

        In 2017, the Group received notifications from the government to shut down three hotels and one training facility. One of the three hotels entered into a terminate agreement with the landlord in September 2017, and the other two hotels and the training facility are still in the process of negotiation.